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SECU ~~ISSION~~

08029171

AN~~NUAL AUDITED~~ REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 067132

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/07_____ AND ENDING_____12/31/07_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P G BOOLE, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____5 WASHINGTON STREET_____
                        (No. and Street)

___SHERBORN,_____MA_____01770_____
        (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   PHILIP BOOLE   617-763-3541
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____MILLER WACHMAN LLP_____
            (Name – *if individual, state last, first, middle name*)

760 WASHINGTON STREET	HOLLISTON	MA	01746
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 4 2008

THOMSON FINANCIAL

SEC Mail Processing Section

FEB 2 9 2008

Washington, DC

FOR OFFICIAL USE ONLY	
	111

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___PHILIP G. BOOLE_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___P G BOOLE, LLC_____ , as of ___DECEMBER 31_____ , 20 _07___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

PRINCIPAL
_____

Title

_____

Notary Public
COMMISSION EXPIRES 11/14/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P G Boole, LLC

Annual Audited Report
Form X-17A-5   Part III

December 31, 2007

P G Boole, LLC
Index to Financial Statements
December 31, 2007



MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Member of
P G Boole, LLC
Sherborn, Massachusetts

We have audited the accompanying statement of financial condition of P G Boole, LLC as of December 31, 2007, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P G Boole, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I an II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller Wachman LLP

Holliston, Massachusetts
February 23, 2008

P G Boole, LLC
Statement of Financial Condition
December 31, 2007

Assets

Cash	$	15,001
Receivable from customers		22,861
Other assets		985
Total Assets	**$**	**38,847**

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	5,219
Member's Equity		33,628
Total Liabilities and Member's Equity	**$**	**38,847**

P G Boole, LLC
Statement of Operations
Year Ended December 31, 2007

Revenues		
Consulting income	$	248,833
Expense reimbursement		36,580
Regulatory consolidation		35,000
		320,413
Expenses		
General and administrative		46,317
Occupancy		4,800
		51,117
Net Income	$	269,296

P G Boole, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2007

Balance at Beginning of Year	$	79,337
Net Income		269,296
Member Withdrawals		315,005
Balance at End of Year	$	33,628

P G Boole, LLC
Statement of Cash Flows
Year Ended December 31, 2007

Cash Flows from Operating Activities		
Net Income	$	269,296
Change in operating assets and liabilities:		
Accounts receivable - customers		46,089
Accounts payable and accrued expenses		(381)
Cash provided by operating activities		315,004
Cash Flows from Financing Activities		
Member withdrawals		(315,005)
Net Decrease in Cash		(1)
Cash at Beginning of Year		15,002
Cash at End of Year	$	15,001

P G Boole, LLC
Notes to Financial Statements
December 31, 2007

Note 1 - Nature of Business

P G Boole, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Agency (FINRA), formerly known as the National Association of Securities Dealers (NASD). The Company markets private placements, consisting primarily of limited liability partnerships, to institutional investors throughout the United States. The Company is organized in Massachusetts as a Limited Liability Company (LLC).

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period it is earned rather than when received and records expenses in the period in which incurred rather than when paid.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding accounts. Management provides for probable uncollectible accounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Accounts that are unpaid after management has used reasonable collection efforts are written off by a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2007, all accounts are deemed collectible and therefore no valuation allowance is necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Approximately 89% of revenues are derived from one customer whose receivable makes up 100% of accounts receivable at December 31, 2007.

P G Boole, LLC
Notes to Financial Statements
December 31, 2007

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital pursuant to rule 15c3-1 of $9,782 which was $4,782 in excess of its required net capital of $5,000.

Note 4 - Income Taxes

The Company is a single member limited liability company taxed as a individual in which all elements of income and deduction are included in the tax return of the sole member of the Company. Therefore, no income tax provision is recorded by the Company.

Note 5 - Commitments and Contingencies

The Company contracted for accounting and regulatory compliance services. The contract is for a one year period ending December 31, 2007 and requires various monthly and quarterly payments. Payments for the year ended December 31, 2007 were $19,806.

Note 6 - Part X-17A-5

The Company's most recent annual report on Form X-17A-5 is available for examination and copying at the Company's Sherborn, Massachusetts office or at the Boston Regional office of the Securities and Exchange Commission.

P G Boole, LLC
Schedule I
December 31, 2007

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total Capital		$ 33,628
Deductions for Nonallowable Assets		
Receivables from customers	$ 22,861	
Other assets	985	23,846
Net capital before haircuts		9,782
Haircuts on Securities, computed, where applicable, pursuant to 15c3-1(f)		
Stocks and money market accounts		-
Net Capital		$ 9,782

Computation of Basic Net Capital Requirement

Minimum Net Capital Required (6 2/3% of total aggregate indebtedness)	$ 348
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Net Capital Requirement, Greater of Minimum Net Capital Required or Minimum Dollar Net Capital Requirement, in Accordance with Rule 15c3-1	$ 5,000
Excess Net Capital	$ 4,782
Excess Net Capital at 1000% (net capital less 10% of total aggregate indebtedness)	$ 9,260

P G Boole, LLC
Schedule I (Continued)
December 31, 2007

Computation of Aggregate Indebtedness

Total Liabilities	$	5,219
Subordinated debt		-
Total Aggregate Indebtedness	$	5,219
Percentage of Aggregate Indebtedness to Net Capital		53.35

Reconciliation of Net Capital

Net Capital reported on Part IIA Focus Report	$	9,882
Decrease in member's withdrawal		900
Increase in accounts payable and accrued expenses		(1,000)
Net Capital per audited financial statements	$	9,782

P G Boole, LLC
Schedule II - Report on Material Inadequacies
Year Ended December 31, 2007

Report on Material Inadequacies

We have audited the financial statements of P G Boole, LLC for the year ended December 31, 2007. Our audit did not disclose any material inadequacies existing or found to have existed since the date of the previous audit.

Holliston, Massachusetts
February 23, 2008



MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS
www.millerwachman.com

760 Washington Street
Holliston, MA 01746
Tel   (508) 429-2395
Fax (508) 429-8797
email: holliston@millerwachman.com

Offices in:
Boston and Worcester

To the Member of
P G Boole, LLC
Sherborn, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of P G Boole, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Boston Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Miller Wachman LLP

Holliston, Massachusetts
February 23, 2008

